SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 17, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 17, 2018

City of Buenos Aires, October 17th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

City of Buenos Aires

Republic of Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

City of Buenos Aires

Republic of Argentina

Re.: Banco Macro S.A. Reports Relevant Event. Stock Repurchase

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the “Bank”), I hereby inform you and all investors that as it is publicly known on August 8th, 2018 the Board of Directors of the Bank decided to establish the terms and conditions for the repurchase of shares issued by the Bank, in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV, on August 30th, 2018 this decision was further extended until September 25th, 2018. The maximum amount of the investment that was approved at the time was up to Ps$. 5,000,000,000 and the maximum amount of shares to be acquired was set at 33,483,151 shares (equivalent to 5% of the Bank’s capital stock). During the last buyback 21,463,005 shares were repurchased for a total amount of Ps$. 3,113,924,418 with a pending use of funds of Ps$. 1,886,075,582.

Therefore and in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV the Board of Directors has decided to resume the repurchase of shares and established the following terms and conditions for the acquisition of shares issued by the Bank:

1.	Maximum amount of the investment: Up to Ps$. 1,886,075,582
2.	Maximum number of shares to be acquired: 12,020,146 shares
3.	Maximum payable price: Up to Ps$. 158.00 per share.
4.	Term for the acquisition: Until November 2nd, 2018 subject to any further renewal or extension, which shall be duly informed to the public.

Finally, as established by the applicable regulation, the Bank may acquire per day an amount of shares equal to 25% of the daily average traded volume of the Bank’s shares during the previous ninety days.

Sincerely yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 17, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer